
Vampire VINEYARDS
VAMPIRE SPIRITS™
The Taste Of Immortality®
GOLD
GOLD

INVEST IN **VAMPIRE CORP.**

Legendary wine & spirits brand offering a taste of immortality

vampire.com West Hollywood, CA

Alcohol & Vice | Food & Beverage | Retail | Distillery & Vineyards

Highlights

1. We control the incredibly powerful VAMPIRE trademark for wine, spirits, coffee, chocolate and more.

2. Soon we'll be celebrating our 37th anniversary. Our brand continues to grow in strength and value.

3. Taste tested with fabulous results. People love our products providing predictable recurring income.

4. Established distribution in 40 + states, sold in chain retailers, chain restaurants + online sales.

5. Our licensed IP includes Trademarks for VAMPIRE, DRACULA, the established VAMPIRE.COM URL, and more.

6. In 2024, we almost doubled our on-line revenue and have continued to grow profitably.

7. Thousands of social media followers & many devoted lifelong customers creates predictable business.

8. Hundreds of 5 Star Reviews attesting to the sensational quality of our wines and gourmet products!

Featured Investor

Robert Miller
Syndicate Lead

Follow

Invested $50,000

"I have been a big fan of Vampire Wines for many years now. I initially purchased the brand because it was edgy and fun, but I continue to buy Vampire Wines because all the products are very good and high quality. A true value. Vampire Wines are not just for Halloween, but are so good that they should be consumed year round. I am especially looking forward to the new RTD line being prepared to launch soon and found this to be the perfect time to invest in the Vampire Corporation. Previously invested $50,000"

Our Team



Michael Machat Founder & CEO

Founder of the wildly successful Vampire Wine & Vampire.com, His award winning wines are sold online & throughout the United States at large retailers via a multi-state distribution network.

Over 35 years ago, our founder had the idea to brand a Transylvanian wine as Vampire. The industry thought he was nuts. One high ranking executive at the nations largest distributor threw him out of his office, screaming, "You're spoofing the industry." Instead, he has demonstrated that great tasting award winning wine can be fun.



Sammy Moir SVP of Marketing

Accomplished award-winning marketing innovator, & creative director. A multitude of successes in broad scale marketing, web content development, holistic brand campaigns, strategy, and social media. A performance-oriented creative leader.



Luis Granados Regional Sales Manager - Southern California

Luis Granados is a seasoned expert in the tequila industry, with years of proven success in driving brand exposure and capturing market share in the competitive alcohol space. Certified by the CRT in Professionalization in Tequila Culture.



Marc R Kauffman Sales & Marketing Advisor

Marc holds certifications from the Court of Master Sommeliers and the Society of Wine Educators. He is the only American to have served as an international wine judge at La Trophèe Internationale wine competition in Lyon France.



Lisa Machat Creative Director

Creative director of Vampire Vineyards and co-founder/director Vampire Lounge & Tasting Room

Donald Lewis Graphic Designer

The creator of many of the company's logos, Don has been instrumental in creating the look and feel of the Vampire wine brand, the Dracula wine brand, and Vampire Coffee and Chocolate brands. He currently is creating the VAMPIRO Margarita label.



Jason Pirock Product & Marketing Advisor

As a blogger, influencer and judge in the Bloody Mary space, Jason brings his knowledge and expertise along with over 15+ years of marketing experience in retail and hospitality.

Michael MACHAT Founder & CEO

There are many copies but only one original.

ABOUT US -- WHAT WE DO

Our team has been making gourmet wine since 1988. Since then, many in the industry have tried to imitate us. We realized that wine need not be dull and boring, but instead full of adventure. Now we sell our Vampire branded wine throughout the US in wine and spirits shops, grocery stores, bars and restaurants and online on vampire.com. We have many customers for life, and we seek your help to spread our wings further.


Vampire Vineyards
&
VAMPIRE SPIRITS
+
WEFUNDER



Become an Owner of Vampire And Share in Our Growth


GOLD
GOLD

Recently because of your help, we've expanded our range and now offer a much loved, gold medal 95 point rated Vampire Spirits ready-to-drink Absinthe cocktail in addition to a gourmet Vampyre Tequila and our unique Vampyre Clear and Red Vodkas. Besides opening up these spirit products to our wholesale network, we recently launched vampirespirits.com to spread our reach to consumers everywhere.


VAMPIRE®
SPIRITS


PLATA

A Toast to Authenticity

Made with time honored traditional methods in the heart of Mexico, Vampyre Tequila Plata is made from 100% pure blue agave with fresh aromas of agave and mint and subtle hints of vanilla and citrus throughout. Smooth and refreshing from start to finish. It's a nice sipper.

The Relationship Between Bats and Tequila.



Most of us know tequila is made from agave, the spiky desert plant used as its base. But did you know, it's hard to have agave without bats. It's true bats are to agave as honeybees are to fruits and vegetables. Who knew that bats are the agave plant's primary pollinators? Agave co-evolved with bats over thousands of years. As a result, it's one of the very few plants that pollinates at night. Having discovered these cool facts, it's no wonder that we decided to get in on the bat action and come up with a tequila of our own.


Vampyre

Besides our Vampire wine and spirits, we also offer a newly launched Dracula's Daughter Prosecco Rose which recently received an unheard of 98 Point Rating and platinum medal from the Las Vegas Global Wine & Spirits Competition, Dracula's Red Blend, Fangria – our perennial authentic Spanish Sangria, and a sampling Vampire coffees and chocolates, available on vampirecoffee.com and vampire.com.

Plans include reopening our tasting room/restaurant in Southern California. We invite you to become one of us and help spread the word about our award-winning treasures. We encourage our customers to relax with our wine, close their eyes and escape into another world where vampires exist, and the blood of the vine is immortal! As one might expect of any 500-year-old immortal, we're connoisseurs and only offer the best tasting wines and spirits to our guests.

Vampire® VINEYARDS

MORE THAN JUST A COOL LABEL

Vampire® Vineyards takes home yet another Gold Medal at the 2025 San Francisco Chronicle Wine Competition

San Francisco Chronicle
WINE COMPETITION
LARGEST COMPETITION OF NORTH AMERICAN WINES

San Francisco Chronicle
WINE COMPETITION
GOLD
2025
AWARD WINNER



Vampire
CALIFORNIA
CHARDONNAY
2022

WHY WE WILL SUCCEED

We are the exclusive licensee to the trademark rights for Vampire and related marks for food and drinks which lets us blend the immortal romance, intrigue and adventure of vampire mythology with gourmet products. We only sell superb award-winning products, and we do not skimp on quality. This helps us create customers for life. Our branding is immortal, and it lets us spread our wings into related ventures including hospitality, coffee and chocolate, besides our wines and spirits. Our nationwide network of distributors carries our core items which have been sold in some chain stores for almost twenty years. This gives our new wine and spirits offerings entry into our existing nationwide distribution. We are confident in our products and believe the best way to sell them is to simply let someone taste them. Yet, often, because of our branding many buy our products without even tasting the product. We've established credibility so many know that if it has our brand signature on a label, the product will be of excellent quality.

VAMPIRE ENDORSEMENTS, PRESS, AND PARTNERSHIPS.

For decades Vampire has generated fantastic, earned media, the attention of A-list personalities, successful promotional partnerships, and a genuine cult-like following among consumers. We have many exciting ideas, placements, and collaborations waiting down the line that we can't wait to share.

OUR EVER-GROWING DIRECT-TO-CONSUMER ONLINE PRESENCE


Vampire VINEYARDS
All Products
Vampire Wines
Dracula's Daughter Prosecco
Vampire Spirits
Coffee, Chocolate, & Tea
About Us
Vampire Blog
The NOLA Vampire Café
The Novel
Wine Club
Wine By The Case
Dracula's Red Blend
Vampire Wholesale Catalog
Vampyre Tequila
VAMP N•R•G Energy Shots
Wine Accessories
Apparel
Gift Cards
The Vampire Shop
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116 products
VAMPIRE® VINEYARDS BLOOD RED PACK
5.0 (12 reviews)
$48.95
Add to cart
VAMPIRE VINEYARDS WINE TASTING PARTY SET
4.9 (11 reviews)
$114.95
Add to cart
VAMPIRE® PINOT NOIR
5.0 (9 reviews)
$16.95
Add to cart
Dracula's® Red Blend With Cape
$24.95
Add to cart

Ever since Covid, we've noticed more consumers are buying their alcoholic drinks online. This online buying trend plays to our advantage as we own the vampire.com domain and now related domains, vampirespirits.com and vampirecoffee.com with memorable names. In 2024, we almost doubled our on-line revenue and have continued to grow profitably. All our advertising decisions are based on minimum Return on Advertising Spend (ROAS) ratios to make sure our growth is measured and steady. We've seen what we can do with vampire.com. With our new spirits additions, we're confident we can profitably advertise to send consumers to VampireSpirits.com and grow our Vampire Spirits brands into major brands.

VAMPIRE SPIRITS RTD COCKTAILS FROM SUCCESSFUL VAMPIRE VINEYARDS


VAMPIRE SPIRITS
GOLD MEDAL
EXCEPTIONAL
RATED 95 POINTS
VAMPIRE SPIRITS
ABSINTHE VERTE
READY TO DRINK
COCKTAIL
Absinthe Verte Ginger Ale & Lime
"Clear golden green color. Aromas and flavors of anise and fennel, star anise, Good and Plenty, ginger and citrus with a round, lively, dry-yet-fruity light-to-medium body and a tingling, stimulating, medium-length finish that presents impressions of star anise, absinthe ginger ale, lime twist, & honey. Absinthe with ginger ale and a citrus twist; this is absolutely delightful."
– Jan 2024 Review Tastings.com

Our Vampire Spirits Absinthe Ready-To-Drink Cocktail is the latest line extension from Vampire Vineyards. With the team's years of industry knowledge, proven national distribution network, established Vampire.com URL, and successful marketing track record, we can penetrate the RTD category due to our unique branding and our commitment to only selling fantastic products. Eventually, our commitment to only offering gourmet products and insisting on real ingredients contributes to the strength and trust in our Vampire brand by our customers.

GROWTH STRATEGY

Having seen almost 100% growth in our online sales at Vampire.com over the past twelve months, and seeing how when we increase the ad spend, we increase the sales on a proportional basis, we plan on devoting even more energy and funds to the online sales platform. During the fall we were getting too many orders to efficiently handle, and we had to cut our ad spend. We recently opened a larger warehouse, twice the size of the prior warehouse, but we are short on staffing. We also plan to increase and expand our advertising on Facebook, Instagram, YouTube and elsewhere. The funds for this raise will go toward advertising and the hiring of more people.

In addition to the online sales push, we also will be hiring more salespeople for the traditional wholesale channels. In addition to our 40+ national distributors, recently we've created a new division called Legendary Wine & Spirits directly distributing our products to retailers in California, including chain retailers such as Total Wine & More and Cost Plus World Market and Yard House Restaurants. We intend to slowly grow this channel as well by hiring the right people.

Finally, we have set up a mechanism to fulfill orders from the United Kingdom.


Vampire®
VINEYARDS

Where there is a right fit, the Vampire Spirits line of Ready-to-Drink Cocktails will be offered to the same distributors that carry Vampire Wine, which is carried in 45 states and in many national retail outlets and the Yard House Chain of Restaurants.

RELATIONSHIP WITH VAMPIRE FAMILY BRANDS

Investors in this round are investing in Vampire Corporation, a new corporation formed in 2023. Before reaching Vampire Corporation, revenues will first pass through Vampire Family Brands, LLC ("VFB") where a 5% fee will be paid for VFB to take care of all the regulatory issues and licensing needs required for the sales of alcohol. The agreement is terminable at will, giving Vampire Corp the option of taking on the regulatory obligations itself or finding another solution, at some later date.

Vampire Family Brands, LLC ("VFB"), is the trademark registrant for the powerful VAMPIRE trademark for wine, spirits, coffee, chocolate and more. Vampire Corporation has acquired from VFB the exclusive rights to market and sell all products bearing any of Vampire Family Brands' trademarks in exchange for a five percent royalty.